                                                                        2003 - 6

                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.
                                      20549
                                     -------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

       For the period commencing August 26, 2003 through October 14, 2003

                                     -------

                      KONINKLIJKE PHILIPS ELECTRONICS N.V.

                            -------------------------
                              (Name of registrant)

       Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

                 ----------------------------------------------
                    (Address of principal executive offices)

            Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

                                 A. Westerlaken
                      Koninklijke Philips Electronics N.V.
                                  Amstelplein 2
                       1096 BC Amsterdam - The Netherlands

This report comprises a copy of the Quarterly Report of the Philips Group for the three months ended September 30, 2003, dated October 14, 2003 as well as a copy of the press releases entitled:

- "Philips Files First Electronic PCT Application at World Intellectual Property Organization", dated August 26, 2003;

- "Philips Adds BT, Belgacom, T-Com and Telecom Italia to its European Broadband Partners", dated August 27, 2003;

- "Philips Consumer Electronics Unveils 'Connected Planet' Strategy", dated August 28, 2003;

- "Philips Electronics Announces Cooperation with Deutsche Telekom's T-Com Division to Develop the German Broadband Connected Home Market", dated August 28, 2003;

- "Philips CEO announces changes in business models", dated August 29, 2003;

- "Philips CEO Discusses Technology Solutions for Bridging the 'Digital Divide'", dated September 4, 2003;

-        "Philips Reports Progress In Semiconductor Division", dated September
         12, 2003;

- "Dow Jones Names Philips Market Leader in Sustainability", dated September 22, 2003;

- "Philips CEO Visits China And Strengthens Cooperation With China", dated September 24, 2003;

- "Philips Partners with The Wisconsin Heart Hospital to Launch New State-Of-The-Art Hospital Offering Singular Focus on Cardiovascular Care", dated September 25, 2003;

- "Philips to Invest Eur 20 million in production site for new television technology", dated September 26, 2003;

-        "Philips Announces Possible Offering of TSMC Shares", dated October 8,
         2003.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 14th day of October 2003.

                      KONINKLIJKE PHILIPS ELECTRONICS N.V.

                              /s/ G.J. Kleisterlee
                                G.J. KLEISTERLEE
                                   (President,
                      Chairman of the Board of Management)

                                /s/ J.H.M. Hommen
                                  J.H.M. HOMMEN
                    (Vice-Chairman of the Board of Management
                          and Chief Financial Officer)

                 Report on the performance of the Philips Group

QUARTERLY REPORT
Q3
OCTOBER 14, 2003

'Safe Harbor' Statement under the Private Securities Litigation Reform Act of 1995 This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items (including, but not limited to, cost savings).

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, changes in law, the performance of the financial markets, pension costs, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially affect results), changes in tax rates and future business combinations, acquisitions or dispositions and the rate of technological changes.

-        all amounts in millions of euros unless otherwise stated

-        the data included in this report are unaudited

-        financial reporting according to US GAAP

         Philips reports net profit of EUR 124 million in third quarter

- Nominal sales decline by 4% mainly due to weaker currencies - comparable sales up 6%

- A loss of EUR 126 million for income from operations - this includes EUR 152 million for restructuring and other charges in Semiconductors

-        Medical Systems income from operations of EUR 138 million

- Unconsolidated companies contributed EUR 239 million to net income - this includes EUR 68 million for a dilution gain related to Atos Origin

         The third quarter 2003
         In the third quarter of 2003, Philips recorded a net profit of EUR 124 million (a profit of EUR 0.10 per share) versus a loss of EUR 330 million (a loss of EUR 0.25 per share) in the same period last year.

         Nominal sales decreased by 4% over the same period last year, being impacted by the weakening of the US dollar and related currencies (7%) and the downward effect from various divestments in 2002 (3%). Comparable sales increased by 6%, reversing the downward trend. Income from operations was a loss of EUR 126 million versus a profit of EUR 135 million last year. Income from operations included EUR 197 million for restructuring and other charges, of which EUR 152 million was at Semiconductors, EUR 28 million at Consumer Electronics and EUR 12 million charges at Miscellaneous. Pension costs were EUR 84 million higher compared to Q3 2002. Income from operations of last year included EUR 120 million for gains on the sale of businesses. The overhead cost reduction program delivered EUR 379 million to-date. Integration savings at Medical Systems are in line with the EUR 350 million targeted savings by year-end 2003. The cost reduction programs are on-track to achieving the targeted EUR 1 billion in savings by 2004.

         Cash flow from operating activities was an inflow of EUR 376 million. At 13.4%, inventories as a percentage of sales came to another record low for a third quarter, compared to 14.1% last year. During the quarter the net debt position decreased by EUR 201 million to EUR 5.2 billion.

Gerard Kleisterlee,
Philips' President and CEO:

"We see that our change programs are having a positive impact on our performance. Sales on a comparable basis were up 6%, with the strongest showing from Semiconductors and Medical Systems. We're also on-track to achieving EUR 1 billion in cost savings. DAP and Lighting continued their solid performance, while Medical Systems made the greatest contribution to income from operations, thanks to improving margins and lower costs. The planned restructuring charges in Semiconductors are now complete and we expect this business to be profitable in the fourth quarter, supported by strengthening sales of Nexperia platform chips. Fundamental changes in the industry structure in consumer electronics are leading us to review our business models and to target an additional EUR 400 million in annual costs savings by the end of 2005.

We continue to focus on the factors we control: developing new products, lowering our debt, optimizing our supply chain management, improving our working capital, and - last but not least - serving our customers well."

Philips Group

Net income
------------------------------------------------------------
in millions of euros unless otherwise stated

                                             Q3         Q3
                                            2002       2003
                                           -----------------
Sales                                      7,313      6,989

Income (loss) from operations                135       (126)
 in % of sales                               1.8       (1.8)
Financial income and expenses               (449)       (24)
Income taxes                                  (5)        54
Results unconsolidated companies              (4)       239
Minority interests                            (7)        (3)
Cumulative effect of change in
 accounting principle                          -        (16)
                                           ----------------
Net income (loss)                           (330)       124
Per common share  -  basic                 (0.25)      0.10
                  -  diluted               (0.25)      0.10
-----------------------------------------------------------

Highlights in the quarter

         Net income

- Net income in Q3 of 2003 was a profit of EUR 124 million, mainly the result of a strong contribution from unconsolidated companies of EUR 239 million.

- Income from operations in Q3 was a loss of EUR 126 million, predominantly due to restructuring and other charges of EUR 152 million at Semiconductors. Pension costs were EUR 84 million higher than last year. Income from operations for Q3 2002 included EUR 120 million for gains on the sale of businesses.

- Income taxes were calculated using an estimated effective tax rate of 25% on pre-tax income, excluding non-taxable gains.

- A charge of EUR 16 million, representing the cumulative effect of a change in accounting principle, was related to SFAS 143 Accounting for Asset Retirement Obligations.

Special items affecting net income
--------------------------------------------------------
in millions of euros

                                         Q3         Q3
                                        2002       2003
                                        ----------------
Affecting income from operations:         60       (197)
Affecting financial income and exp.:    (339)        68
Income taxes related to special items:    (9)        49
Affecting results uncons. companies:     (15)        54
                                        ---------------
Special items affecting net income      (303)       (26)
-------------------------------------------------------

         Special items affecting net income

         (For a definition of special items, see Annual Report 2002 Management Report page 35)

- Special charges affecting income from operations were primarily related to restructurings and other charges in Semiconductors, Consumer Electronics and Miscellaneous.

- Financial income and expenses included gains resulting from selling securities of EUR 68 million.

- Results from unconsolidated companies included a dilution gain of EUR 68 million related to Atos Origin and a dilution loss of EUR 15 million at TSMC.

Sales by sector
---------------------------------------------------------
in millions of euros unless otherwise stated

                                                % change
                                        -----------------
                        Q3       Q3                compa-
                       2002     2003    nominal    rable
                      -----------------------------------
Lighting              1,130    1,088        (4)        2
Cons. Electronics     2,232    2,208        (1)        6
DAP                     519      466       (10)       (3)
Semiconductors        1,186    1,252         6        14
Medical Systems       1,540    1,413        (8)        9
Miscellaneous           706      562       (20)       (6)
                      --------------

Philips group         7,313    6,989        (4)        6
--------------------------------------------------------

         Group sales

- Sales in Q3 2003 were 4% lower than in Q3 of the previous year. Weaker currencies had a downward effect of 7%, while an additional 3% downward effect came from various divestments in 2002.

- On a comparable basis, sales increased 6% versus a decrease of 1% in Q2. The strongest increases were realized at Semiconductors (14% including Mobile Display Systems), Medical Systems (9%) and CE (6%).

- Sales on a comparable basis posted the strongest growth in Asia Pacific, increasing 20% over last year.

Income (loss) from operations by sector
-----------------------------------------------------------
in millions of euros unless otherwise stated

                                             Q3        Q3
                                            2002      2003
                                           ----------------
Lighting                                    141        124
Consumer Electronics                          8        (32)
DAP                                          79         82
Semiconductors                              (53)      (191)
Medical Systems                             (11)       138
Miscellaneous                                38       (107)
Unallocated                                 (67)      (140)
                                           ---------------

Income (loss) from operations               135       (126)
 in % of sales                              1.8       (1.8)
----------------------------------------------------------

         IFO

- Medical Systems showed strong growth in profitability driven by higher comparable sales, better margins and lower costs.

- Despite 2% comparable sales growth, last year's income from operations of Lighting could not be repeated in 2003 mostly due to unfavorable currency effects and lower gross margins.

- The profitability of Domestic Appliances and Personal Care (DAP) increased due to strong margin management as well as delayed advertising and promotion costs.

- Lower income from operations at Semiconductors and Consumer Electronics was mainly due to restructuring and other charges.

- Income from operations in Q3 2002 for Miscellaneous included EUR 120 million for gains on the sale of businesses.

Financial income and expenses
--------------------------------------------------------
in millions of euros

                                         Q3         Q3
                                        2002       2003
                                        ----------------
Financial income and expenses           (449)       (24)

Impairment charges included in
 Financial income and expenses          (339)         -

Gain on sale of securities
 included in Financial income
 and expenses                              -         68
-------------------------------------------------------

         Financial income and expenses

- Financial income and expenses in 2003 included gains on the sale of ASML shares and JDS Uniphase shares of EUR 68 million, while last year they included a EUR 339 million impairment charge for Vivendi Universal.

Results unconsolidated companies
--------------------------------------------------------
in millions of euros

                                         Q3         Q3
                                        2002       2003
                                        ----------------
SSMC                                     (13)         3

LG.Philips LCD                            28        131

LG.Philips Displays                       (3)       (16)

Dilution gains (losses)                    -         53

Others                                   (16)        68
                                        ---------------

Total                                     (4)       239
-------------------------------------------------------

         Results relating to unconsolidated companies

- Results from LG.Philips LCD almost doubled compared to Q2 2003, driven by increased sales and scale efficiencies.

- LG.Philips Displays was impacted by poor market conditions and continued to be loss making. The business is working on programs to achieve faster than planned cost leadership in this declining market. These plans may lead to both asset and goodwill impairments in Q4 2003. Philips and its partner have each guaranteed USD 200 million of indebtedness for a limited period of time.

- The value of Philip's equity in Atos Origin increased due to the mandatory conversion in stock of Atos Origin's convertible bonds. Consequently there was a non-cash dilution gain of EUR 68 million.

-        A dilution loss of EUR 15 million at TSMC was included.

Cash balance
--------------------------------------------------------------
  in millions of euros
                                               Q3         Q3
                                              2002       2003
                                              ---------------
Beginning balance                              683      1,493

Net cash from operating activities             344        376
Gross capital expenditures                    (337)      (264)
Acquisitions/divestments                       176        (76)
Other cash from investing activities            82        174
Dividend paid                                    -          -
Changes in debt/other                         (126)      (820)
                                              ---------------

Ending balance                                 822        883
-------------------------------------------------------------

         Cash balance

- Cash outflow in Q3 2003 for acquisitions included an investment for Semiconductors in Crolles 2 of EUR 36 million and an investment of EUR 47 million for an increased shareholding in a participation in China.

-        Sale of securities contributed to a cash inflow of EUR 197 million.

- Changes in debt were primarily due to a one-year early redemption of a EUR 1 billion floating rate note.

[CASH FLOWS FROM OPERATING ACTIVITIES BAR CHART]

Cash flows from operating activities
------------------------------------
                in millions of euros
Q3 02                   344
Q2 03                   148
Q3 03                   376

         Cash flows from operating activities

- Net cash from operating activities was generated by a reduction in working capital, in particular at Semiconductors and Consumer Electronics.

[GROSS CAPITAL EXPENDITURES BAR CHART]

Gross capital expenditures
------------------------------------
                in millions of euros
Q3 02                   337
Q2 03                   220
Q3 03                   264

         Gross capital expenditures

- Gross capital expenditures in Q3 2003 were EUR 73 million below last year, primarily due to lower investments within Semiconductors.

- Gross capital expenditures were EUR 92 million for Semiconductors, EUR 36 million for Lighting and EUR 33 million for DAP.

-        In Q3 2003, EUR 17 million was spent on the High Tech Campus in
         Eindhoven.

- In addition to gross capital expenditures, investments in software and systems amounted to EUR 17 million, being EUR 11 million lower than in Q3 of last year.

[INVENTORIES AS A % OF SALES BAR CHART]

Inventories as a % of sales
---------------------------
Q3 02              14.1
Q2 03              12.8
Q3 03              13.4

         Inventories

- Inventories as a percentage of sales was 13.4%, which is another record low for a third quarter.

- Compared to Q3 2002 improvements were recorded in particular in Consumer Electronics.

-        Undiminished focus on supply chain and working capital management.

[NET DEBT AND GROUP EQUITY BAR CHART]

Net debt and group equity
-----------------------------------
                in billions of euros
               group equity   net debt
Q3 02              16.1         6.9
Q2 03              13.1         5.4
Q3 03              13.3         5.2

NET DEBT : GROUP EQUITY RATIO
30:70           29:71           28:72

         Net debt and group equity

- In Q3, net debt was reduced by EUR 201 million to EUR 5.2 billion due to a positive cash flow before financing.

- Group equity increased EUR 191 million in Q3, to EUR 13.3 billion at quarter's end mainly due to positive net income and translation effects.

-        Net debt : group equity ended at 28:72.

[NUMBER OF EMPLOYEES(FTES) BAR CHART]

Number of employees(FTEs)
-------------------------
Q3 02            183,447
Q2 03            163,928
Q3 03            166,464

         Employment

- During Q3 the total number of employees increased by 2,536. An increase in temporary employees was partly offset by a reduction in permanent employees.

Lighting

Lighting: key data
----------------------------------------------------------------------
  in millions of euros unless otherwise stated
                                                 Q3            Q3
                                                2002          2003
                                              ---------------------
Sales                                           1,130         1,088
Sales growth
 % (decrease), nominal                             (3)           (4)
 % increase, comparable                             1             2

Income from operations                            141           124
 in % of sales                                   12.5          11.4

Special items included in IFO                      (2)           (1)
 in % of sales                                   (0.2)         (0.1)

Net operating capital (NOC)                     1,869         1,750

Number of employees (FTEs)                     47,776        44,081
-------------------------------------------------------------------

         Business highlights

- Establishment of Asia Pacific Lighting Electronics business center for ballasts in Xiamen, China.

- Launch of 2-in-1 Nightlight: a dual LED technology, using 98% less energy than a 40W incandescent lamp and giving just the right amount of light to see by at night. As a soft white light, it is 75% more energy efficient.

[LIGHTING SALES BAR CHART]

Lighting
sales
-------------------------------------
                 in millions of euros
Q1 '02                  1,228
Q2 '02                  1,192
Q3 '02                  1,130
Q4 '02                  1,295
Q1 '03                  1,154
Q2 '03                  1,037
Q3 '03                  1,088

         Financial performance

-        Market share gained in a flat market.

- Comparable sales increased by 2%. Automotive & Special Lighting as well as Lighting Electronics increased, while Luminaires faced a 2% decrease. Sales of Lamps were solid, in spite of industry pressure.

- Profitability decreased from 12.5% last year to 11.4%, and was virtually on the same level as in Q2 (11.5%). The decrease compared to last year was mainly due to currency effects and lower gross margins.

[LIGHTING INCOME FROM OPERATIONS (IFO) BAR CHART]

Lighting
income from operations (IFO)
-----------------------------------------
                 IFO in millions of euros
Q1 '02                     152
Q2 '02                     126
Q3 '02                     141
Q4 '02                     183
Q1 '03                     173
Q2 '03                     119
Q3 '03                     124

         Looking ahead

-        Ongoing softness in the markets.

- Continuing strict cost control, enhancing purchase savings and gaining efficiencies in the utilization of assets.

-        Expanding capacity for innovative products (UHP, Xenon).

Consumer electronics

Consumer Electronics: key data
--------------------------------------------------------------------
  in millions of euros unless otherwise stated
                                                 Q3           Q3
                                                2002         2003
                                              --------------------
Sales                                          2,232        2,208
Sales growth
 % (decrease), nominal                           (10)          (1)
 % (decrease) increase, comparable                (6)           6

Income (loss) from operations                      8          (32)
 in % of sales                                   0.4         (1.4)

Special items included in IFO                      2          (28)
 in % of sales                                   0.1         (1.3)

Net operating capital (NOC)                      600          150

Number of employees (FTEs)                    27,250       19,893
-----------------------------------------------------------------

         Business highlights

- CE launched its Connected Planet vision at IFA, outlining its view and go to market strategy of a range of broadband connected products, which was enthusiastically received by both consumers and press.

- The 30-inch LCD and the 42-inch plasma TVs were distinguished with EISA awards - the 30-inch LCD TV was also designated a Green Flagship product, outperforming its key competitors.

-        Emotive Micro-Range wins product design award at Materialica 2003.

[CONSUMER ELECTRONICS SALES BAR CHART]

Consumer Electronics
sales
---------------------------------------
                   in millions of euros
Q1 '02                    2,262
Q2 '02                    2,408
Q3 '02                    2,232
Q4 '02                    2,953
Q1 '03                    1,943
Q2 '03                    1,980
Q3 '03                    2,208

         Financial performance

- CE sales (excluding Licenses) amounted to EUR 2,147 million. Comparable growth of 6% compared to Q3 2002 was particularly driven by a 28% growth of sales in Asia Pacific. Lower sales in Audio Video Entertainment were more than compensated by increased sales of Television, GSM, Set-top Boxes and Monitors.

- Income from operations was impacted by a charge of EUR 28 million for restructuring at a TV factory in France.

- A loss of EUR 23 million in North America (including EUR 15 million for sales and brand support) compared to a loss of EUR 35 million in Q2 2003.

- Sales of Licenses amounted to EUR 61 million, resulting in an income from operations of EUR 43 million, or approximately the same as last year.

[CONSUMER ELECTRONICS INCOME (LOSS) FROM OPERATIONS (IFO) BAR CHART]

Consumer Electronics
income (loss) from operations (IFO)
-------------------------------------------
                   IFO in millions of euros
Q1 '02                        51
Q2 '02                        27
Q3 '02                         8
Q4 '02                       122
Q1 '03                        73
Q2 '03                       (42)
Q3 '03                       (32)

         Looking ahead

- CE embarked on a Business Renewal program with the objective to realign its businesses, simplify the organization and streamline global processes. The program aims to reduce annual operating costs by EUR 400 million by the end of 2005, securing CE's competitive position and future profitability.

-        North America expected to be close to break-even in Q4.

- Additional income of approximately EUR 35 million expected for past use licenses in Q4.

-        Restructuring charges of approximately EUR 15 million expected in Q4.

Domestic Appliances and Personal Care

DAP: key data
-----------------------------------------------------------------
  in millions of euros unless otherwise stated
                                                 Q3        Q3
                                                2002      2003
                                              -----------------
Sales                                            519       466
Sales growth
 % increase (decrease), nominal                    6       (10)
 % increase (decrease), comparable                12        (3)

Income from operations                            79        82
 in % of sales                                  15.2      17.6

Special items included in IFO                      -         -
 in % of sales                                     -         -

Net operating capital (NOC)                      682       627

Number of employees (FTEs)                     9,652     8,735
--------------------------------------------------------------

         Business highlights

- Success of the new sonic toothbrush `Elite' contributed to a strong performance in the Oral Healthcare business (Sonicare) with a comparable sales growth of 31% over Q3 2002.

- Successful `Break Away and Excite Day' where some 9,000 DAP employees interacted with over 9,000 consumers about their views for the development of exciting new products, allowing DAP to gain better consumer insights.

[DAP SALES BAR CHART]

DAP
sales
---------------------------------------
                   in millions of euros
Q1 '02                     454
Q2 '02                     524
Q3 '02                     519
Q4 '02                     776
Q1 '03                     458
Q2 '03                     456
Q3 '03                     466

         Financial performance

- Lower nominal sales compared to last year, mainly due to weaker currencies. On a comparable basis, increase in sales of Oral Healthcare could not compensate weak demand in other businesses, primarily in Western Europe.

-        Despite lower sales, record income from operations for Q3.
         Profitability margin up to 17.6% due to strong margin management and delayed advertising and promotion costs.

- Ongoing cost control and purchasing efficiencies contributed to strong financial performance.

[DAP INCOME FROM OPERATIONS (IFO) BAR CHART]

DAP
income from operations (IFO)
-----------------------------------------
                 IFO in millions of euros
Q1 '02                      65
Q2 '02                      74
Q3 '02                      79
Q4 '02                     183
Q1 '03                      81
Q2 '03                      75
Q3 '03                      82

         Looking ahead

- Weakness in markets across all regions except China, where there is a noticeable post-SARS recovery.

- Higher than normal marketing investments have been planned for Q4 to further enhance brand visibility during the Christmas season.

- Ongoing focus on innovation, purchasing efficiencies, cost savings and efficient utilization of capital.

Semiconductors

Semiconductors: key data
--------------------------------------------------------------------------------
  in millions of euros unless otherwise stated
                                                           Q3               Q3
                                                          2002             2003
                                                         -----------------------
Sales                                                     1,186            1,252
Segment revenues                                          1,306            1,293

Segment revenues growth
  % increase (decrease), nominal                             14               (1)
  % increase, comparable                                     22                7

Income (loss) from operations                               (53)            (191)
  In % of segment revenues                                 (4.1)           (14.8)
  in % of sales                                            (4.5)           (15.3)

Special items included in IFO                                 7             (152)
  In % of segment revenues                                  0.5            (11.8)
  in % of sales                                             0.6            (12.1)

Net operating capital (NOC)                               4,279            2,899

Number of employees (FTEs)                               35,128           33,843
--------------------------------------------------------------------------------

         Business highlights

- Fully integrated System-on-Chip solution unveiled for hybrid LCD and digital TVs.

- Philips and Pixelworks to deliver low-cost reference design for rapidly growing LCD television market.

- RFID Chip Technology provided to the Vienna Technical Museum in Austria to create an interactive digital adventure.

- High-performance 802.11a/g and 802.11g chipsets announced to serve the market for WiFi applications.

[SEMICONDUCTORS SALES BAR CHART]

Semiconductors
sales
-------------------------------------
                 in millions of euros
Q1 '02                  1,190
Q2 '02                  1,311
Q3 '02                  1,186
Q4 '02                  1,345
Q1 '03                  1,126
Q2 '03                  1,114
Q3 '03                  1,252

         Financial performance

- Sequential revenues (excluding MDS) increased by 9% in USD terms, predominantly driven by increases in Communications (13%) and Consumer (19%) businesses. Sequential revenue growth of MDS was 18% in USD terms.

- Book-to-bill ratio at quarter's end of 1.16 (excluding MDS) versus 1.06 at Q2 2003.

- Special items included restructuring and other charges of EUR 115 million for Albuquerque and San Antonio, and EUR 42 million for factories in Europe.

- Income was negatively impacted by EUR 6 million due to the power failure in North America and by EUR 11 million for obsolescence costs.

-        Utilization rate continued to rise to 69% in Q3 versus 66% in Q2 2003.

[SEMICONDUCTORS INCOME (LOSS) FROM OPERATIONS (IFO) BAR CHART]

Semiconductors
income (LOSS) from operations (IFO)
--------------------------------------
              IFO in millions of euros
Q1 '02                (108)
Q2 '02                 (59)
Q3 '02                 (53)
Q4 '02                (304)
Q1 '03                (178)
Q2 '03                (139)
Q3 '03                (191)

         Looking ahead

-        Expectation to be profitable in Q4 reconfirmed.

- In Q4 sequential revenue growth (in USD terms, excluding MDS) approximately at the same level as Q3.

- R&D cost reductions continue according to plan through a sharpened focus on spending.

-        Continued design wins for Nexperia particularly in the area of DVD+RW;
         28% of DVD recorders sold in 2003 will be based on Nexperia.

Medical Systems

Medical Systems: key data
--------------------------------------------------------------------------------
  in millions of euros unless otherwise stated
                                                           Q3               Q3
                                                          2002             2003
                                                         -----------------------
Sales                                                     1,540            1,413
Sales growth
  % increase (decrease), nominal                             34               (8)
  % increase, comparable                                      2                9

Income (loss) from operations                               (11)             138
  in % of sales                                            (0.7)             9.8

Special items included in IFO                               (91)              (4)
  in % of sales                                            (5.9)            (0.3)

Net operating capital (NOC)                               5,105            4,607

Number of employees (FTEs)                               32,036           30,826
--------------------------------------------------------------------------------

         Business highlights

- A 6-year, multimillion dollar partnership with Wisconsin Heart Hospital will provide highly-integrated, customized solutions for cardiovascular care.

- Strategic initiatives in Molecular Imaging including Washington University, University of Bordeaux, University of California in San Francisco, and participation in CellPoint.

- University of Nottingham research agreement to develop an ultra high-field 7.0T whole body Magnetic Resonance system for degenerative neurological diseases.

- Number one position in 23 of 25 categories in IMV's annual medical technology survey for patient monitoring products and services.

[MEDICAL SYSTEMS SALES BAR CHART]

Medical Systems
sales
------------------------------------
                in millions of euros
Q1 '02                1,664
Q2 '02                1,757
Q3 '02                1,540
Q4 '02                1,883
Q1 '03                1,329
Q2 '03                1,446
Q3 '03                1,413

         Financial performance

- Comparable sales grew 9%, mainly driven by strong performance in Cardiac and Monitoring Systems (Patient Monitoring), Medical IT and Customer Services.

- Income from operations exceeded Q3 2002 due to a better product mix and lower costs of organization.

[MEDICAL SYSTEMS INCOME (LOSS) FROM OPERATIONS(IFO) BAR CHART]

Medical Systems
income (loss) from operations(IFO)
--------------------------------------
              IFO in millions of euros
Q1 '02                  27
Q2 '02                  54
Q3 '02                 (11)
Q4 '02                 239
Q1 '03                  70
Q2 '03                 153
Q3 '03                 138

         Looking ahead

- Continued cautious outlook due to macroeconomic weakness and lower public spending - in particular in some European countries.

-        Increasing competition and more price pressure in Medical industry.

-        Strong continued focus on innovation, productivity and cost control.

- Integration program to achieve EUR 350 million savings at the end of 2003 on-track.

Miscellaneous

Miscellaneous: key data
--------------------------------------------------------------------------------
in millions of euros unless otherwise stated
                                                           Q3               Q3
                                                          2002             2003
                                                         -----------------------
Sales                                                       706              562
Sales growth
  % (decrease), nominal                                     (17)             (20)
  % increase (decrease), comparable                           2               (6)

IFO Corporate Technology                                    (78)             (79)
IFO Corp. Investments and others                            116              (28)
                                                         -----------------------
Income (loss) from operations                                38             (107)
  in % of sales                                             5.4            (19.0)

Special items included in IFO                               144              (12)
  in % of sales                                            20.4             (2.1)

Net operating capital (NOC)                                 112                4

Number of employees (FTEs)                               27,108           26,490
--------------------------------------------------------------------------------

         Business highlights

- Philips to invest EUR 20 million in production site in Boblingen (Germany) for new Television technology (Liquid Crystal on Silicon).

[MISCELLANEOUS SALES BAR CHART]

Miscellaneous
sales
------------------------------------
                in millions of euros
Q1 '02                  800
Q2 '02                  794
Q3 '02                  706
Q4 '02                  671
Q1 '03                  489
Q2 '03                  499
Q3 '03                  562

         Financial performance

- Nominal sales decrease was primarily due to the divestment of Communication, Security and Imaging and lower sales at Enabling Technologies Group and Assembleon.

- Although recent industry announcements indicated a recovery in the semiconductors industry, order intake and sales for Assembleon and Enabling Technologies Group have not picked up yet. The lower sales levels resulted in income from operations of a loss of EUR 35 million for Corporate Investment activities. This result included restructuring and other charges of EUR 12 million.

- General Research and various development projects on new technologies impacted income from operations negatively by EUR 79 million.

-        Performance of Optical Storage continued to improve.

- Sequentially, income from operations was EUR 46 million lower. Q3 included restructuring and other charges of EUR 12 million against gains in Q2 of EUR 15 million from the disposal of some real estate.

[MISCELLANEOUS INCOME (LOSS) FROM OPERATIONS (IFO) BAR CHART]

Miscellaneous
income (loss) from operations (IFO)
----------------------------------------
                IFO in millions of euros
Q1 '02                  (31)
Q2 '02                   28
Q3 '02                   38
Q4 '02                 (281)
Q1 '03                  (56)
Q2 '03                  (61)
Q3 '03                 (107)

         Looking ahead

- Additional activities in the Corporate Investment portfolio to be divested given suitable market conditions.

Unallocated

Unallocated: key data
--------------------------------------------------------------------------------
  in millions of euros unless otherwise stated
                                                           Q3               Q3
                                                          2002             2003
                                                         -----------------------
Corporate and regional overheads                            (69)             (78)

Pensions                                                      2              (62)
                                                         -----------------------
Income (loss) from operations                               (67)            (140)

Number of employees (FTEs)                                4,497            2,596
--------------------------------------------------------------------------------

         Business highlights

- Philips Annual Report 2002 placed eighth in the E.com ranking of global top 200 annual reports.

- Dow Jones named Philips market leader for sustainability in the cyclical goods and services market.

-        Philips India won the MIS Asia Innovation Award 2003.

[UNALLOCATED: CORPORATE AND REGIONAL OVERHEADS INCOME (LOSS) FROM OPERATIONS
(IFO) BAR CHART]

Unallocated: Corporate and Regional Overheads
income (loss) from operations (IFO)
---------------------------------------------
                  in millions of euros
Q1 '02                  (76)
Q2 '02                  (86)
Q3 '02                  (69)
Q4 '02                 (101)
Q1 '03                  (66)
Q2 '03                  (65)
Q3 '03                  (78)

         Financial performance

- Compared to Q3 2002, corporate and regional overheads were EUR 4 million lower. This trend in Q3 was more than offset by incidental results.

- Unallocated pension costs compared to previous year increased by EUR 64 million.

[UNALLOCATED: PENSIONS INCOME (LOSS) FROM OPERATIONS (IFO) BAR CHART]

Unallocated: Pensions
income (loss) from operations (IFO)
--------------------------------------
                  in millions of euros
Q1 '02                   (7)
Q2 '02                    1
Q3 '02                    2
Q4 '02                    6
Q1 '03                  (65)
Q2 '03                  (66)
Q3 '03                  (62)

         Looking ahead

-        Ongoing focus on cost control.

Joint ventures LG.Philips LCD and LG.Philips Displays

LG.Philips LCD joint venture (100%)
--------------------------------------------------------------------------------
  in millions of euros unless otherwise stated
                                                           Q3               Q3
                                                          2002             2003
                                                         -----------------------
Sales                                                       693            1,270
Sales growth
  % increase, nominal                                        29               83

Income from operations                                       86              295
  in % of sales                                            12.4             23.2

Net income (100%)                                            56              262

Net income
  (Philips share = 50%)                                      28              131

Net operating capital (NOC)                               2,791            3,020

Number of employees (FTEs)                                5,727            7,010
--------------------------------------------------------------------------------

         LG.Philips LCD joint venture (100%)

- LG.Philips LCD sustained its number one position with over 22% market share and achieved an industry record of shipping two million large-size panels in September.

-        Market for LCD panels has been increasing throughout the quarter.
         Despite industry wide capacity increases, demand outpaces supply.

- Sequential sales were up 33% largely driven by increased shipments and higher prices. Average panel prices improved 15% (from USD 225 to USD
         260) during the quarter.

- Net income almost doubled compared to previous quarter, mainly driven by higher sales and scale efficiencies.

LG.Philips Displays joint venture (100%)
--------------------------------------------------------------------------------
  in millions of euros unless otherwise stated
                                                           Q3               Q3
                                                          2002             2003
                                                         -----------------------
Sales                                                     1,073              861
Sales growth
  % increase (decrease), nominal                             12              (20)

Income from operations                                       29                9
  in % of sales                                             2.7              1.0

Net income (loss) (100%)                                     46              (32)

Net income (loss)
  (Philips share = 50%)                                      23              (16)

Net operating capital (NOC)                               3,267            2,356

Number of employees (FTEs)                               32,097           27,636
--------------------------------------------------------------------------------

         LG.Philips Displays joint venture (100%)

- Overall CRT market continued to be hampered by declining global demand and overcapacity in the industry.

- Sales deteriorated by 10% in USD terms, and were strongly impacted by adverse market conditions, especially in Europe and the Americas.

- Despite lower sales, income from operations margin was just above break-even, largely driven by cost savings and efficiency measures.

- Restructuring charges for scaling down of activities and head count reduction at a number of sites amounted to EUR 15 million.

- Substantial reductions in inventories and working capital have been achieved compared to last year.

Highlights in the 1st nine months

Net income
----------------------------------------------------------------------
in millions of euros unless otherwise stated

                                                    January-  JANUARY-
                                                      Sept.     SEPT.
                                                      2002      2003
                                                    ------------------
Sales                                                22,897    20,020

Income (loss) from operations                           373      (120)
  in % of sales                                         1.6      (0.6)
Financial income and expenses                        (2,074)     (186)
Income taxes                                              1       113
Results related to unconsolidated companies              45       323
Minority interests                                      (21)      (17)
Cumulative effect of change in accounting
  principle                                               -       (16)
                                                    -----------------
Net income (loss)                                    (1,676)       97
Per common share - basic                              (1.31)     0.08
                 - diluted                            (1.31)     0.08
---------------------------------------------------------------------

Group net income

         Net income

- Nominal sales were 13% lower than in same period last year. Weaker currencies and various divestments carried out in 2002 had a downward effect of 15%. On a comparable basis, sales were 2% up versus last year.

- Despite strongly improved results at Medical Systems, income from operations was lower, mainly due to restructuring and other charges at Semiconductors and at Consumer Electronics and an increase of EUR 247 million in pension costs. In 2002, income from operations also included higher gains from the sale of businesses.

- Net income was EUR 97 million. The net loss in 2002 was primarily due to impairment charges.

Special items affecting net income
---------------------------------------------------------------------------
  in millions of euros

                                                    January-       JANUARY-
                                                      Sept.          SEPT.
                                                      2002           2003
                                                    -----------------------
Affecting income from operations:                       214           (312)

Affecting financial income and exp.:                 (1,808)           146

Income taxes related to special items:                  (21)            78

Affecting results uncons. companies:                   (211)            33
                                                    ----------------------
Special items affecting net income                   (1,826)           (55)
--------------------------------------------------------------------------

Special items affecting net income

- Special items affecting income from operations were mainly related to restructuring and other charges at Semiconductors (EUR 302 million) and at CE (EUR 23 million).

- Financial income and expenses included EUR 146 million for gains on the sale of securities.

Other information and outlook

Other information

On September 22, 2003, Atos Origin announced that it agreed to buy Schlumberger Sema in Q1 2004 through cash and new shares. Consequently, Philips' stake would decrease from 44.7% to 32% and a dilution gain of approximately EUR 120 million is expected to be reported in Q1 2004.

On October 8, 2003, Philips announced the possible offering of TSMC shares. Subject to all necessary regulatory approvals, Philips is considering an offering of up to 500 million common shares, which when converted equate to 100 million American depositary shares. Philips plans to use the proceeds to reduce the level of net debt on the company's balance sheet and for general corporate purposes.

In Q3, Philips issued a letter of credit following the earlier announced verdict with respect to a claim of Volumetrics Inc. This verdict is in the amount of EUR 319 million plus interest and has been appealed by Philips.

Outlook

We expect Semiconductors to be profitable in the fourth quarter, with improving book-to-bill ratios. Here we continue to focus our R&D spending and to build on Nexperia design wins. In DAP and Lighting, we are responding to softness in the markets by capitalizing on innovations and boosting the efficiencies of our operations. Our outlook for Medical Systems is cautious due to economic uncertainties and lower public spending - above all in Europe. Here, we continue to target innovation, productivity and cost control. Price erosion and ongoing competition from existing brands and new market entrants continue to shape the CE market. Our recently announced business renewal program will help strengthen our competitive position. In CE, we expect to be close to breakeven in North America in the fourth quarter.

The company will continue with its cost reduction initiatives and ongoing asset management programs, while strengthening its balance sheet. Innovation and making Philips a market driven company will continue to be among our top priorities as the key drivers for growth and profitability.

Amsterdam, October 14, 2003

Board of Management

Consolidated statements of income

all amounts in millions of euros unless otherwise stated

                                                                             3rd quarter    January to September
                                                                      2002      2003          2002        2003
                                                                    -------  -----------   ----------   ----------
Sales                                                                7,313        6,989       22,897       20,020
Cost of sales                                                       (5,163)      (4,894)     (15,812)     (13,746)
                                                                    ------   ----------    ---------    ---------
GROSS MARGIN                                                         2,150        2,095        7,085        6,274

Selling expenses                                                      (970)      (1,068)      (3,559)      (3,174)
General and administrative expenses                                   (347)        (348)      (1,068)      (1,092)
Research and development expenses                                     (756)        (609)      (2,297)      (1,892)
Write-off of acquired in-process R&D                                     -            -           (4)           -
Impairment of goodwill                                                 (21)           -          (21)          (9)
Restructuring and impairment charges                                    (9)        (208)         (59)        (391)
                                                                    ------   ----------    ---------    ---------
                                                                    (2,103)      (2,233)      (7,008)      (6,558)
                                                                    ------   ----------    ---------    ---------
Other business income (expenses) - net                                  88           12          296          164
                                                                    ------   ----------    ---------    ---------
INCOME (LOSS) FROM OPERATIONS                                          135         (126)         373         (120)

Financial income and expenses:
-   interest                                                           (90)         (90)        (299)        (267)
-   impairment charges                                                (339)           -       (1,875)           -
-   other                                                              (20)          66          100           81
                                                                    ------   ----------    ---------    ---------
                                                                      (449)         (24)      (2,074)        (186)
                                                                    ------   ----------    ---------    ---------
Income before taxes                                                   (314)        (150)      (1,701)        (306)
Income taxes                                                            (5)          54            1          113
                                                                    ------   ----------    ---------    ---------
Income after taxes                                                    (319)         (96)      (1,700)        (193)
Results relating to unconsolidated companies:
-   impairment charges                                                  (8)          (7)         (45)         (16)
-   other                                                                4          246           90          339
Minority interests                                                      (7)          (3)         (21)         (17)
                                                                    ------   ----------    ---------    ---------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF
  CHANGE IN ACCOUNTING PRINCIPLE                                      (330)         140       (1,676)         113

Cumulative effect of change in accounting
  principle                                                              -          (16)           -          (16)
                                                                    ------   ----------    ---------    ---------
NET INCOME (LOSS)                                                     (330)         124       (1,676)          97

INCOME FROM OPERATIONS

  as a % of sales                                                      1.8         (1.8)         1.6         (0.6)
  as a % of net operating capital (RONA)                                                         3.8         (1.6)

Weighted average number of common shares outstanding during
  the period (in thousands):
  (after deduction of treasury stock)
-   basic                                                                                  1,274,861    1,276,791
-   diluted                                                                                1,280,106    1,281,088

BASIC EARNINGS PER COMMON SHARE IN EUROS:
Income (loss) before cumulative effect of
    change in accounting principle                                   (0.25)        0.11        (1.31)        0.09
Net income (loss)                                                    (0.25)        0.10        (1.31)        0.08

DILUTED EARNINGS PER COMMON SHARE IN EUROS:
Income (loss) before cumulative effect of
    change in accounting principle                                   (0.25)        0.11        (1.31)        0.09
Net income (loss)                                                    (0.25)        0.10        (1.31)        0.08

The Group financial statements have been prepared on a basis consistent with US GAAP, which differs in certain respects from accounting principles as required by Dutch law (Dutch GAAP). Net income determined in accordance with Dutch GAAP amounted to a loss of EUR 446 million in the first nine months of 2003, compared to a loss of EUR 2,208 million in the corresponding period last year. These aggregate amounts result in basic earnings per common share of a loss of EUR
0.35 in January-September 2003 compared to a loss of EUR 1.73 last year. The difference between Dutch GAAP and US GAAP is caused by the fact that goodwill is no longer amortized under US GAAP but instead tested for impairment.

Consolidated balance sheets and additional ratios

all amounts in millions of euros unless otherwise stated

Consolidated balance sheet

                                                     Sept. 30,     December    Sept. 30,
                                                        2002       31, 2002       2003
                                                     ---------    ---------    ---------
Current assets:
  Cash and cash equivalents                                822        1,858          883
  Receivables                                            5,601        5,068        5,072
  Inventories                                            4,535        3,522        3,870
  Other current assets                                     783          603          678
                                                     ---------    ---------    ---------
TOTAL CURRENT ASSETS                                    11,741       11,051       10,503

  Unconsolidated companies                               7,683        6,089        6,222
  Other non-current financial assets                     1,162        1,306        1,074
  Non-current receivables                                  138          219          258
  Other non-current assets                               2,913        2,553        2,639
  Property, plant and equipment                          6,645        6,137        5,198
  Intangible assets excl. goodwill                       1,670        1,742        1,463
  Goodwill                                               3,351        3,192        3,047
                                                     ---------    ---------    ---------
TOTAL ASSETS                                            35,303       32,289       30,404

Current liabilities:
  Accounts and notes payable                             3,400        3,228        3,150
  Accrued liabilities                                    3,608        3,314        3,495
  Short-term provisions                                    876        1,276          939
  Other current liabilities                                732          691          687
  Short-term debt                                        1,163          617        1,709
                                                     ---------    ---------    ---------
TOTAL CURRENT LIABILITIES                                9,779        9,126        9,980

  Long-term debt                                         6,567        6,492        4,414
  Long-term provisions                                   2,656        1,970        2,089
  Other non-current liabilities                            192          603          598
                                                     ---------    ---------    ---------
TOTAL LIABILITIES                                       19,194       18,191       17,081

  Minority interests                                       192          179          167
  Stockholders' equity                                  15,917       13,919       13,156
                                                     ---------    ---------    ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY              35,303       32,289       30,404

NUMBER OF COMMON SHARES
  OUTSTANDING AT THE END OF PERIOD

-  shares in thousands                               1,274,976    1,275,978    1,277,970

RATIOS

Stockholders' equity,                                   15,917       13,919       13,156
  per common share in euros                              12.48        10.91        10.29

Inventories as a % of sales                               14.1         11.1         13.4
Net debt: group equity ratio                             30:70        27:73        28:72

Stockholders' equity determined in accordance with Dutch GAAP amounted to EUR 12,128 million as of September 30, 2003 compared to EUR 13,156 million under US GAAP.

The deviation is caused by the fact that goodwill under Dutch GAAP has to be amortized and charged to income, whereas under US GAAP it is no longer amortized, but instead tested for impairment.

Consolidated statements of cash flows *

all amounts in millions of euros

                                                                 3rd quarter    January to September
                                                         2002        2003        2002          2003
                                                         -----   -----------    ------        ------
Cash flows from operating activities:
Net income (loss)                                        (330)           124    (1,676)          97
Adjustments to reconcile net income to net
  cash provided by operating activities:
Depreciation and amortization                             497            488     1,520        1,443
Impairment of equity investments                          347              8     1,920           17
Net gain on sale of assets                               (142)           (95)     (471)        (255)
Loss (income) from unconsolidated companies
  (net of dividends received)                               2           (236)      (82)        (319)
Minority interests (net of dividends paid)                  7             (4)       21           10
Decrease (increase) in working capital/other
  current assets                                           63            408      (350)        (391)
(Increase) decrease in non-current
   receivables/other assets                               (86)          (285)       26         (227)
Decrease in provisions                                    (21)           (41)     (117)        (138)
Other items                                                 7              9        (5)          82
                                                         ----    -----------    ------        -----
NET CASH PROVIDED BY OPERATING ACTIVITIES                 344            376       786          319

Cash flows from investing activities:
Purchase of intangible assets (software)                  (28)           (17)     (108)         (68)
Capital expenditures on property, plant and
  equipment                                              (337)          (264)     (782)        (661)
Proceeds from disposals of property, plant
  and equipment                                            47             23       310          114
Proceeds from sale (purchase) of other
  non-current financial assets and
  derivatives                                              63            168       395          660
Proceeds from sale of businesses (purchase of
  businesses)                                             176            (76)     (206)          75
                                                         ----    -----------    ------        -----
NET CASH (USED FOR) PROVIDED BY INVESTING
  ACTIVITIES                                              (79)          (166)     (391)         120

CASH FLOWS BEFORE FINANCING ACTIVITIES                    265            210       395          439

* For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

              Consolidated statements of cash flows (continued) *

              all amounts in millions of euros

                                            3rd quarter  January to September
                                      2002      2003        2002       2003
                                      ----      ----        ----       ----
CASH FLOWS BEFORE FINANCING
  ACTIVITIES                          265        210        395        439

Cash flows from financing
activities:
(Decrease) increase in debt          (125)      (823)        96       (879)
Treasury stock transactions            11         12        (30)        28
Dividends paid                          -          -       (459)      (460)
                                     ----      -----       ----     ------
NET CASH USED FOR FINANCING
  ACTIVITIES                         (114)      (811)      (393)    (1,311)

INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                    151       (601)         2       (872)
Effect of changes in exchange
  rates on cash positions             (12)        (9)       (70)      (103)
Cash and cash equivalents at
  beginning of the period             683      1,493        890      1,858
                                     ----      -----       ----     ------
CASH AND CASH EQUIVALENTS AT END
  OF PERIOD                           822        883        822        883

* For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

           Consolidated statement of changes in stockholders' equity

           all amounts in millions of euros

                                                                                                   January to September 2003
                                                 ---------------------------------------------------------------------------
                                                                               Accumulated other comprehensive income (loss)
                                                                               ---------------------------------------------
                                                         Capital in                         Available    Minimum
                                                 Common   excess of  Retained  Translation  for sale     pension   Cash flow
                                                  stock   par value  earnings  differences  securities  liability    hedges
                                                  -----   ---------  --------  -----------  ----------  ---------    ------
Balance as of January 1, 2003                      263        14      16,738     (1,712)        265       (353)        11
Net income (loss)                                                         97
Net current period change                                                          (487)        161         25         (4)
Reclassifications into income                                                                  (147)                    5
                                                                      ------     ------        ----       ----         --
TOTAL COMPREHENSIVE INCOME (LOSS), NET OF TAX                             97       (487)         14         25          1
Dividends                                                               (462)
Purchase of treasury stock
Re-issuance of treasury stock                                 10
Stock options accrual                                         19
                                                   ---        --      ------     ------         ---       ----         --
Balance as of September 30, 2003                   263        43      16,373     (2,199)        279       (328)        12
                                                   ===        ==      ======     ======         ===       ====         ==

                                                 January to September 2003
                                                 -------------------------

                                                   Treasury  Total stock-
                                                  shares at    holders'
                                                     cost      equity
                                                     ----      ------
Balance as of January 1, 2003                      (1,307)      13,919
Net income (loss)                                                   97
Net current period change                                         (305)
Reclassifications into income                                     (142)
                                                                ------
TOTAL COMPREHENSIVE INCOME (LOSS), NET OF TAX                     (350)
Dividends                                                         (462)
Purchase of treasury stock                             (1)          (1)
Re-issuance of treasury stock                          21           31
Stock options accrual                                               19
                                                   ------       ------
Balance as of September 30, 2003                   (1,287)      13,156
                                                   ======       ======

                Product sectors

                all amounts in millions of euros unless otherwise stated

Segment revenues and income from operations

                                                                  3rd quarter
                                --------------------------------------------------------------------------------
                                               2002                                         2003
                                -------------------------------------        -----------------------------------
                                segment           Income (loss) from         segment         Income (loss) from
                                revenues              operations             revenues             operations
                                                 --------------------                        -------------------
                                                 amount      as % of                         amount     as % of
                                                             segment                                    segment
                                                             revenues                                   revenues
Lighting                           1,136            141          12.4          1,094           124         11.3
Consumer Electronics               2,248              8           0.4          2,228           (32)        (1.4)
DAP                                  524             79          15.1            471            82         17.4
Semiconductors                     1,306            (53)         (4.1)         1,293          (191)       (14.8)
Medical Systems                    1,542            (11)         (0.7)         1,416           138          9.7
Miscellaneous                        868             38           4.4            765          (107)       (14.0)
Unallocated                                         (67)                                      (140)
                                --------         ------                      -------         -----
Total                              7,624            135                        7,267          (126)
Intersegment revenues               (311)                                       (278)
                                --------                                     -------
SALES                              7,313                                       6,989
INCOME FROM OPERATIONS
  AS A % OF SALES                                   1.8                                       (1.8)

                all amounts in millions of euros unless otherwise stated

Segment revenues and income from operations

                                                            January to September
                                --------------------------------------------------------------------------------
                                               2002                                         2003
                                -------------------------------------        -----------------------------------
                                segment           Income (loss) from         segment         Income (loss) from
                                revenues              operations             revenues             operations
                                                 --------------------                        -------------------
                                                 amount      as % of                         amount     as % of
                                                             segment                                    segment
                                                             revenues                                   revenues
Lighting                           3,571            419          11.7          3,296           416         12.6
Consumer Electronics               6,955             86           1.2          6,189            (1)           -
DAP                                1,512            218          14.4          1,393           238         17.1
Semiconductors                     4,047           (220)         (5.4)         3,621          (508)       (14.0)
Medical Systems                    4,965             70           1.4          4,198           361          8.6
Miscellaneous                      2,758             35           1.3          2,152          (224)       (10.4)
Unallocated                                        (235)                                      (402)
                                --------         ------                      -------         -----
Total                             23,808            373                       20,849          (120)
Intersegment revenues               (911)                                       (829)
                                --------                                     -------
SALES                             22,897                                      20,020
INCOME FROM OPERATIONS
  AS A % OF SALES                                   1.6                                       (0.6)

                Product sectors and main countries

                all amounts in millions of euros

Sales and total assets

                              Sales (to third parties)        Total assets
                              ------------------------   ---------------------
                                January to September     Sept. 30,   Sept. 30,
                                  2002        2003         2002        2003
                                --------    --------     ---------   ---------
Lighting                           3,550       3,279        2,804       2,605
Consumer Electronics               6,902       6,131        3,257       2,775
DAP                                1,497       1,380        1,124       1,037
Semiconductors                     3,687       3,492        8,028       6,341
Medical Systems                    4,961       4,188        7,301       6,360
Miscellaneous                      2,300       1,550        6,829       5,673
Unallocated                                                 5,960       5,613
                                --------    --------     --------    --------
TOTAL                             22,897      20,020       35,303      30,404

Sales and long-lived assets

                              Sales (to third parties)    Long-lived assets *
                              ------------------------   ---------------------
                                January to September     Sept. 30,   Sept. 30,
                                  2002        2003         2002        2003
                                --------    --------     ---------   ---------
Netherlands                        1,095         811        1,682       1,616
United States                      6,957       5,403        5,969       4,755
Germany                            1,652       1,523          687         630
France                             1,297       1,293          387         220
United Kingdom                     1,037         819          197         267
China                              1,789       1,913          435         365
Other countries                    9,070       8,258        2,309       1,855
                                --------    --------     --------    --------
TOTAL                             22,897      20,020       11,666       9,708

* Includes property, plant and equipment and intangible assets-net.

                                                    Philips quarterly statistics

all amounts in millions of euros unless otherwise stated; percentage increases always in relation to the corresponding period of previous year

                                                           2002
                               -------------------------------------------------------------
                                1st quarter     2nd quarter     3rd quarter     4th quarter
                               -------------   -------------   -------------   -------------
Sales                             7,598            7,986          7,313            8,923
 % increase                          (7)               4              2               (4)

Income (loss) from operations        73              165            135               47
 as % of sales                      1.0              2.1            1.8              0.5
 % increase                         (77)               -              -                -

Net income (loss)                     9           (1,355)          (330)          (1,530)
 % increase                         (90)               -              -                -
 per common share in euros         0.01            (1.07)         (0.25)           (1.20)

                                                           2003
                               -------------------------------------------------------------
                                1st quarter     2nd quarter     3rd quarter     4th quarter
                               -------------   -------------   -------------   -------------
Sales                              6,499          6,532            6,989
 % increase                          (14)           (18)              (4)

Income (loss) from operations         32            (26)            (126)
 as % of sales                       0.5           (0.4)            (1.8)
 % increase                          (56)             -                -

Net income (loss)                    (69)            42              124
 % increase                            -              -                -
 per common share in euros         (0.05)          0.03             0.10

                               January-    January-     January-    January-     January-    January-    January-     January-
                                March        June      September    December      March        June      September    December
                               --------    --------    ---------    --------     --------    --------    ---------    --------
Sales                             7,598      15,584       22,897      31,820        6,499      13,031       20,020
  % increase                         (7)         (2)          (1)         (2)         (14)        (16)         (13)

Income (loss) from operations        73         238          373         420           32           6         (120)
  as % of sales                     1.0         1.5          1.6         1.3          0.5         0.0         (0.6)
  % increase                        (77)          -            -           -          (56)          -            -
  as a % of net operating
  capital (RONA)                    2.0         3.4          3.8         3.2          1.2         0.1         (1.6)

Net income (loss)                     9      (1,346)      (1,676)     (3,206)         (69)        (27)          97
  % increase                        (90)          -            -           -            -           -            -
  as a % of stockholders'
  equity (ROE)                      0.2       (14.7)       (13.3)      (19.2)        (2.1)       (0.3)         1.0
  per common share in euros        0.01       (1.06)       (1.31)      (2.51)       (0.05)      (0.02)        0.08


                                              period ending 2002                          period ending 2003
                                  ------------------------------------------        ------------------------------
Inventories as % of sales          14.0        13.4         14.1        11.1         12.1        12.8         13.4
Net debt : group equity ratio     28:72       30:70        30:70       27:73        30:70       29:71        28:72

Total employees (in thousands)      186         184          183         170          166         164          166

Information also available on Internet, address: www.investor.philips.com Printed in the Netherlands

August 26, 2003

Philips Files First Electronic PCT Application at World Intellectual Property Organization

Philips became the first this week to file a fully electronic international application under the World Intellectual Property Organization (WIPO) Patent Cooperation Treaty (PCT). The full-scale launch of this new global service called PCT-SAFE makes it possible to electronically file PCT applications on line. Philips was the first to file a PCT-SAFE application, after a joint pilot project of 9 months. WIPO has worked in close cooperation with Philips as a partner in the pilot because of the Philips' longstanding and extensive use of the PCT. In 2002 Philips was, for the second year in row, the largest filer of PCT applications with 1922 applications published.

The new on line electronic filing service of WIPO is much quicker, safer and causes a large reduction in paper and postal expenses. Having a long and productive relationship with WIPO as a PCT user, Philips welcomes the PCT-SAFE application. 'Filing patents on line at WIPO means a huge step forward for our patent creation process', says Ruud Peters, CEO of Philips Intellectual Property & Standards. 'As we are constantly looking for ways to improve our business process and be cost-effective, this new service fits perfectly in our strategy'.

Mr. Francis Gurry, WIPO Assistant Director General who oversees the PCT, welcomed the first fully electronic filing by Philips. "We are delighted that the largest user of the PCT, Philips, has recognized the efficiency gains that will result from electronic filing. We are always in search of new means of making the PCT more efficient and effective. Electronic filing is one such means, " he said.

Philips currently holds about 95,000 patent rights, 22,000 trademark registrations, 6000 design registrations and some 2000 domain name registrations. All these Philips intellectual property rights are created and managed by Philips Intellectual Property & Standards, which has some 300 Intellectual Property professionals located in 23 offices around the world.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 31.8 billion in 2002. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 164,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

For further information:
Caroline Kamerbeek
Philips Intellectual Property & Standards
Tel.:+31 40 2735485

August 27, 2003

Philips Adds BT, Belgacom, T-Com and Telecom Italia to its European Broadband Partners

Companies Will Seek Joint Commercialization of Home-Networked Entertainment Devices and Broadband Service

AMSTERDAM, AUGUST 27, 2003 - Royal Philips Electronics (AEX:PHI; NYSE:PHG) today announces that it has signed Memoranda of Understanding (MoUs) with BT, Belgacom, T-Com and Telecom Italia to jointly develop the use of broadband and complementary enabled technologies in the UK, Belgian, German and Italian markets. This follows earlier announcements from Philips about its alliances with KPN and Telefonica and is one of a series of alliance announcements that Philips will be making with broadband operators around Europe. The alliances will ensure that Philips' connected entertainment products will work effectively with the key European telcos broadband and value-added services.

As part of the MoUs, the companies have agreed to share strategy on multimedia, entertainment and consumer electronics technologies, especially on new business based on broadband.

Gottfried Dutine, CEO Philips Consumer Electronics and member of the Board of Management said:

"Widespread adoption of broadband will only occur as consumers are presented with real ongoing value propositions beyond the limits of the PC. We realize that in the Connected Home environment, consumers want easy to install, easy to use, and easy to upgrade products and services that allow them to enjoy their favorite entertainment content. To accomplish this, it is essential that we work closely in step with broadband providers such as BT, Belgacom, T-Com and Telecom Italia. Together with our existing alliances with KPN and Telefonica, these agreements are a big step in our broadband strategy to cover Europe. We believe that such alliances are the beginning of a new service and product dynamic for the home environment that will spur the development of next generation applications such as home automation and interactive video communications."

BT Retail Director of Home Communications, David Sales said: "This alliance is about the power of broadband and what it can do for the customer in the home. Together, BT and Philips will offer consumers in the UK more compelling and easier to use solutions that will really enable them to tap in to the great benefits of broadband."

Building Blocks for the Connected Home

The products Philips plans to offer UK, Belgian, German and Italian customers are built on Philips' core strengths in display, storage, connectivity and video processing, as well as standard WiFi technology and open protocols. Under the Streamium brand of connected audio and visual devices, Philips will be aiming to offer customers products that enable them to enjoy their favorite entertainment and content whenever, wherever and however they choose.

The Philips-BT Alliance will focus on a full range of broadband-enabled multimedia and entertainment products and services for the UK market. In order to create consumer awareness of the possibilities of broadband beyond the PC, the two companies plan to create joint product demonstrations and entertainment displays in key retail partner outlets. These demos will showcase a complete portfolio of Philips' connected devices enabled by the BT Broadband service in order to educate consumers on the profound impact broadband will have on home entertainment, personal expression and productivity applications.

Additionally, the companies will cooperate on product research and development, driving the adoption and wider use of digital home applications using broadband. Philips and BT have agreed to share product and service roadmaps, as well as actively collaborate on product/service planning. New products will be showcased through the alliance as and when they reach the market. The first announcement is expected in October.

About BT

BT Group plc is the listed holding company for an integrated group of businesses providing voice, data and video services in the UK and elsewhere in Europe. British Telecommunications plc, a wholly-owned subsidiary of BT Group, holds virtually all businesses and assets of the BT group.

BT is one of Europe's leading providers of telecommunications services. Its principal activities include local, national and international telecommunications services, higher-value broadband and internet products and services, and IT solutions. In the UK, BT serves over 20 million business and residential customers with more than 29 million exchange lines, as well as providing network services to other licensed operators.

BT consists principally of three lines of business:

- BT Retail, serving businesses and residential customers and including BT Openworld, one of the UK's leading ISPs.

- BT Wholesale, providing network services and solutions within the UK, including ADSL, conveyance, transit, bulk delivery of private circuits, frame relay and ISDN connections.

- BT Global Services, BT's managed services and solutions provider, serving multi-site organisations worldwide. Its core target market is the top 10,000 global multi-site organisations with European operations.

There are a number of other businesses within the BT group, including BT Exact, an internationally renowned centre of excellence in IT and networking technologies. It is also BT's technology and research and development business. In the year ended 31 March 2003, BT's turnover was L18,727m. with profit before taxation of L1,829m.

For more information, visit www.bt.com

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 31.8 billion in 2002. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 164,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

For further information:
Sajin Varghese
Philips Corporate Communications
Tel.:+31 20 5977425
Email:sajin.varghese@philips.com

Damian Peachey
BT
Tel.:+44 20 7492 4774
Email:damian.p.peachey@bt.com

August 28, 2003

Philips Consumer Electronics Unveils `Connected Planet' Strategy

Innovative New Products, Partnerships Anchor Strategy to Enable Consumer Access to Digital Content Anywhere and Anytime

Berlin, Germany, 28 August, 2003 - Philips Consumer Electronics, a division of Royal Philips Electronics (AEX: PHI, NYSE: PHG) today unveiled the Connected Planet(TM), the strategic vision behind a vanguard portfolio of consumer products and technologies enabling people to access and enjoy digital content anywhere and anytime in the home and beyond.

In a move that builds off of its success and legacy in the home, Philips is combining a unique series of partnerships with the telecommunications industry, with a slate of new products designed to accelerate consumers' access to the rich content and services promised by today's broadband and wireless technologies. Under the umbrella of `Connected Planet', Philips will further broaden its application of wireless, broadband and mobile enabling technologies to provide seamless accessibility to entertainment, information and services.

Based on open technical standards such as WiFi(TM) and UPnP, the Philips Streamium family of products that form the basis of this Connected Planet strategy, enable the wireless transmission of digital media content throughout PC and A/V environments.

"Connected Planet is really about freeing people from the existing constraints of technology that until recently they have had to accept. As we've seen broadband, wireless and digital media technologies grow in availability and functionality, we now have an opportunity to give consumers intuitive, spontaneous access to content," said Gottfried Dutine, CEO, Philips Consumer Electronics. "As a lifestyle and technology company, this is a strategic sweet spot for us. With our vision, product line and partnerships, Philips can lead consumers and the market into the new connected age."

Another key element of the strategy involves a series of partnerships with the world's leading telecommunications providers, including Deutsche Telekom (T-Com), British Telecom, Belgacom and Telecom Italia announced this week, as well as previously existing partnerships with KPN and Telefonica. These partnerships, combined with Philips' core competency strengths in display, storage, connectivity and digital media processing, give the company a leading position in the race to own the 24/7 consumer lifestyle that is rapidly evolving around the world.

Guiding Philosophy for Product Creation

As both a guiding philosophy for product creation and a tool to help introduce consumers to technologies such as the WiFi wireless standards, Connected Planet will embrace a wide range of Philips products being launched in the years ahead.

Philips will be applying its Connected Planet strategy across the broad canon of the company's total consumer electronics activities. End products like Streamium entertainment systems, the Nexperia(TM) multimedia processing platform and components based on Bluetooth(R) and Philips' own Near-Field Communications wireless connectivity solution will all be embraced by the Connected Planet direction.

Philips will commence its rollout of Connected Planet products with a broad range of products on sale by the start of 2004, including Streamium wireless Internet audio-video entertainment systems, the iPronto advanced remote control, a family of wireless connectivity accessories, followed by a range of wireless multimedia link devices, based on the new 802.11g (WiFi) standard, which enables content stored on a PC to be streamed wirelessly to audio or TV equipment.

Making their worldwide debuts at IFA are two members of the Philips Streamium family: the MC-6000i home entertainment system and the SL400i Wireless Multimedia Receiver. Both devices allow consumers to wirelessly stream video, audio and multimedia content directly from the Internet, or from their PC, to enjoy in the living room or wherever in the house they choose.

For more information on Connected Planet, please click here

Wi-Fi and the Wi-Fi logo are the registered trademarks of the Wi-Fi Alliance.

*Other names and brands may be claimed as the property of others.

Bluetooth is a trademark owned by Bluetooth SIG, Inc. and is used by Philips under license

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 31.8 billion in 2002. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 164,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

For further information:

Jeannet Harpe
Philips Consumer Electronics
Tel.:+31 40 2735677
Email:jeannet.harpe@philips.com

Sajin Varghese
Philips Corporate Communications
Tel.:+31 20 5977425
Email:sajin.varghese@philips.com

August 28, 2003

Philips Electronics Announces Cooperation with Deutsche Telekom's T-Com Division to Develop the German Broadband Connected Home Market

Continuing Philips' Integrated Strategy to Offer Consumers Broadband Powered Entertainment Devices

BERLIN, AUGUST 28, 2003 - Royal Philips Electronics (AEX:PHI; NYSE:PHG) and T-Com, Deutsche Telekom AG's fixed network division, today announced a cooperation to jointly develop the market for broadband, wireless home networks, connected devices, and value-added broadband-connected entertainment and communication services in Germany. The aim is to offer consumers the combination of Philips products such as home networks and connected entertainment and communication technologies along with T-Com's broadband service and installation.

Philips and T-Com will market their combined offerings via selected sales channels. The companies have also agreed to share future product and service roadmaps in order to collaborate on new service, product and content offerings to consumers.

Gottfried Dutine, CEO Philips Consumer Electronics and member of the Board of Management said: "Our cooperation announced today at IFA with T-Com is the last in the present group of announcements to align Philips' broadband ready connectivity and entertainment devices with the services and market channel expertise of broadband providers. With the combination of our six European telco partners, Telefonica, KPN and recent additions British Telecom, Belgacom, Telecom Italia and T-Com, we will be able to target a growing base of over seven million consumers in some of the largest European markets with a compelling out of the box broadband entertainment experience."

Achim Berg, Member of the Board of Management T-Com, Deutsche Telekom AG, Marketing and Sales said: "We are happy to co-operate with Philips in further developing the broadband connected home market in Germany."

Marketing and Product Development Collaboration Between T-Com and Philips

The Philips-T-Com Co-operation will focus on commercializing a full range of broadband, multimedia and entertainment products and services for the German market. In order to create consumer awareness of the possibilities of broadband beyond the PC, the two companies plan to create high visibility connected solutions displays in selected sales channels. These demos will showcase over time a complete portfolio of Philips' connected solutions enabled by T-Com's broadband service in order to educate consumers on the profound impact broadband will have on home entertainment, personal expression and productivity throughout the home.

Additionally, the companies will cooperate to jointly research new trends and technologies in the connected home space, driving the adoption and wider use of digital home applications using broadband. The companies will also align future offerings and create user friendly, personalized entertainment and communication services throughout the broadband-connected home.

Bundled Service and Product Launch

At the end of this year, in conjunction with T-Com and its other broadband partners, Philips plans to offer to consumers in six markets in Europe a complete broadband powered wireless audio system. This "Connected Music" offer is planned for the 2003 Christmas season. The joint offering will include broadband service, a wireless home network and the Philips Streamium Internet Audio System. The goal of the pilot launches is to encourage existing and new broadband subscribers to upgrade their home environments with a wireless home network while at the same time offering them an entertainment device and music services that fully leverage the benefits of broadband and wireless technologies.

About T-Com

With more than 40 million customers, T-Com is one of the largest fixed network providers in Europe. In Germany, T-Com's residential and small business customers account for over 49 million lines (including ISDN channels). T-Com is a full-service provider and offers integrated information technology and telecommunications solutions to around 440,000 small and medium-sized businesses. Thanks to stakes in Matav (Hungary), Hrvatski Telekom (Croatia) and Slovenske Telekomunikacie (Slovakia), T-Com is also participating in the growth markets of Eastern Europe.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 31.8 billion in 2002. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 164,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter.

For further information:
Sajin Varghese
Philips Corporate Communications
Tel.:+31 20 5977425
Email:sajin.varghese@philips.com

August 29, 2003

Philips CEO announces changes in business models

BERLIN, AUGUST 29, 2003 - Gerard Kleisterlee, CEO of Royal Philips Electronics (AEX:PHI; NYSE:PHG), today outlined a path towards sustained growth for the Consumer Electronics industry. In a key note speech delivered at IFA, Kleisterlee addressed a number of the top issues currently facing the CE industry and suggested the way forward. His prescription comprises a three-pronged approach that:

     - Increases the pace of innovation in the face of stepped up competition by commodity players

     - Breaks down the current organizational structure of CE companies from one focused on product development and manufacturing to a more flexible model that emphasizes sales, marketing and a spirit of cooperative competition - allowing for open standards and shared development of new technologies.

     - Relies on alliances and partnerships to expand the CE market beyond its boundaries into new categories that address the changing lifestyle needs of consumers

          "We need fundamental change to the business model if we are to take our industry forward into a new growth era," said Kleisterlee.

Innovation Unlocks Door to Sustained Profits

Kleisterlee noted the increasing velocity of the innovation-to-commoditization cycle that now challenges the entire industry. "With so many `fast followers' in the marketplace, nobody can rest on their laurels," he said. Explaining that innovative new products like DVD enjoyed record-setting market penetration and yet because of "me too" producers, prices and margins plummeted leaving this technology breakthrough on the commodity floor.

Increased market penetration is great, but the remedy, according to Kleisterlee, is for leaders like Philips to step up the pace of innovation in order to maximize the profit potential inherent in new products, while focusing less energy on products that are quickly becoming commodities. "Leaders have to move much more quickly than ever before to stay one step ahead and remain leaders," he said.

Creating Flexible Organizations

The consumer electronics organization of the future, according to Kleisterlee, recognizes the decreasing value in owning everything from technology development to production. "What you're seeing is some companies moving away from being vertically integrated manufacturing monoliths to focus on sales and marketing based on technology leadership," he said.

Increased collaboration with competitors is key to maximizing the value of technology investments. Kleisterlee cited Philips' partnership with Motorola and ST

Microelectronics to build the Crolles2 Alliance semiconductor R&D and pilot line facility near Grenoble, France as an example. "Together we are developing the advanced manufacturing processes required to develop system-on-a-chip solutions that will speed the introduction of 3G and 4G mobile phones. It's a perfect example of what I call `cooperative competition'. We pool our R&D and manufacturing resources, but still compete head-to-head in the consumer markets."

New Markets, New Opportunities

Gone are the days when consumer electronics companies launched an individual new product and found a wide open market. With a near total saturation of the consumer electronics market, companies need to look beyond their boundaries and add value to their offerings. "We need to look outside our own backyards in order to leverage the full potential of our innovations," noted Kleisterlee.

For example, Philips announced this week a series of alliances with Europe's leading telco providers to further open the market for broadband enabled services. "We work with telcos and content providers, packaging their services and entertainment with our equipment to give us a whole new marketplace in the world of `PC-less broadband', and a different revenue model based on long-term partnerships."

Looking further beyond its boundaries in consumer electronics, Kleisterlee sees a world that marries consumer electronics with important growth areas such as healthcare. "We are the world's third largest provider of medical diagnostic equipment and the leader in patient monitoring. We are uniquely positioned to serve this new category. The rising cost of healthcare, combined with an increasing empowerment of patients-as-consumers, is going to fuel an explosion in demand for personalized diagnostic and monitoring devices. What we are seeing is a move towards technology and well-being."

Click here to read Gerard Kliesterlee's keynote speech.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 31.8 billion in 2002. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 164,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

For further information

Sajin Varghese
Philips Corporate Communications
Tel.:+31 20 59 77425
Email:Sajin.varghese@philips.com

September 04, 2003

Philips CEO Discusses Technology Solutions for Bridging the 'Digital Divide'

Mumbai, India / Amsterdam, the Netherlands - September 4, 2003 - Gerard Kleisterlee, CEO of Royal Philips Electronics (AEX: PHI, NYSE:PHG), outlined his vision for how the technology industry can better serve unmet needs in developing countries in a CNBC Global Leader presentation in Mumbai, India today. Kleisterlee views product innovations, flexible organizations and new market categories as the keys to serving emerging markets more effectively.

"The greatest challenge we face is how to accelerate accessibility and affordability so the benefits of technology - above all in health care and education - are more evenly shared," Kleisterlee said. He also went on to explain, that helping developing countries `log on' to the benefits of technology makes business sense since they represent "the largest new growth market."

Tools for bridging the divide: innovation, flexible organizations, new markets

In his presentation, Kleisterlee referred to a three-pronged approach, first unveiled last week at IFA, the world's largest consumer electronics show, in Berlin. Through illustrations taken from India and other emerging markets, Kleisterlee showed how a Philips strategy for sustained growth in the Consumer Electronics industry can also provide a roadmap for delivering technology solutions to emerging markets.

One aspect of the strategy, developing innovative products, is also decisive for emerging markets, where "made in the west" solutions do not work. Here, Kleisterlee cited the "Health Truck" developed by Philips and now in use in Argentina. This state-of-the-art diagnostic clinic on wheels tours impoverished areas of the country, providing free CT scans. "This initiative brings advanced medical diagnosis to thousands of patients who would otherwise have no access to such benefits," Kleisterlee said.

Kleisterlee also discussed the need for flexible organizational structures: "We need different business models for different regions, while our technology base remains global. More and more players - Philips included - realize that ownership of production facilities, whether located in Europe or developing countries, is not the answer. Instead, excellence in technology and marketing are the keys to sustained profitability." Kleisterlee discussed the Philips Software Centre in Bangalore as an example of how technologies developed in emerging markets can also help the developed world.

Finally, developing new product and service categories - which is crucial in the nearly saturated consumer electronics industry - also enables companies to zero in on the needs of customers in emerging markets more effectively. In India, Philips set-top boxes are connecting viewers to premium TV channels. A more affordable pay-per-use model is also being explored. Kleisterlee: "In fact, it's probable that a `pay per use' basis for technology will become just as common as 'owning the box' and this will be the future business model for our industry."

News from Philips, including a full copy of Mr. Kleisterlee's CNBC Global Leader presentation, is located here

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 31.8 billion in 2002. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 164,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

For further information:
Jayson Otke
Philips Corporate Communications
Tel.:+31 20 5977215
Email:jayson.otke@philips.com

Radhika Choksey
Philips India Limited
Tel.:+91 2256912122
Email:radhika.choksey@philips.com

September 12, 2003

Philips Reports Progress In Semiconductor Division

Division Expected to be Profitable in Q4 2003 - Design Wins for Nexperia(TM) Platform Leading to Higher Revenue for Second Half 2003

Amsterdam, The Netherlands, September 12, 2003 - In a meeting with investors and financial analysts today, Royal Philips Electronics N.V. (AEX: PHI, NYSE: PHG) will give an update on the progress in the company's recovery plan for its Semiconductor division. Philips will also highlight the growing role of its Nexperia(TM) platform of programmable integrated circuits as a contributor to growth in a market that is beginning to show signs of improved strength.

"Third quarter sequential sales growth in U.S. dollars, excluding our mobile displays business, are expected to exceed our earlier 3 per cent forecast by a few percentage points, and we expect further sequential growth in the fourth quarter," says Scott McGregor, CEO of Philips Semiconductors. The order book for the fourth quarter is progressing well, with the business on track to being profitable in the fourth quarter.

In reviewing the five-point recovery plan that was unveiled in March 2003, Philips will show that good progress continues to be made in reducing its R&D costs through sharpening the focus of its spending, while adapting production capacity as part of the business' asset-light strategy. The company will also outline its achievements in making the Semiconductor organization simpler and more effective. Furthermore, Philips will elaborate on a third-quarter restructuring charge in Semiconductors of EUR 150 million relating to previously announced plant closures in Albuquerque, New Mexico and San Antonio, Texas, and measures to focus R&D spending and simplify the organization.

Philips will also use the meeting to review design wins for the Nexperia(TM) platform with leading players for DVD+RW and cellular handsets, which are strengthening Philips' position in serving the home entertainment and mobile telephony markets.

A web cast of the Semiconductor financial analyst meeting begins at 10.00CET and can be followed by clicking here. At 16.00CET, a press briefing on the subjects covered in the morning will also be webcast. Click here to listen in.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 31.8 billion in 2002. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 164,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

Safe Harbor Statement

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially effect results), tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.

For further information:
Jayson Otke
Philips Corporate Communications
Tel.:+31 20 5977215
Email:jayson.otke@philips.com

September 22, 2003

Dow Jones Names Philips Market Leader in Sustainability

Commitment to Sustainability Recognized with Top Score in the Cyclical Goods and Services Market

Amsterdam, The Netherlands, September 22, 2003 - Today Royal Philips Electronics (NYSE: PHG, AEX: PHG) announced that the company was ranked number one by the Dow Jones Sustainability Index (DJSI) World in corporate sustainability among companies from the consumer electronics, leisure goods, home construction, apparel and airline sectors. The news comes just six months after the release of Philips' first annual corporate Sustainability Report in which the company measures its progress against a triple bottom line of economic, environmental and social criteria.

Dow Jones Sustainability Indexes track the financial performance of the leading sustainability companies worldwide, providing asset managers with reliable and objective benchmarks to manage sustainability-driven portfolios. Currently, there are over EUR 2.2 billion in DJSI-based funds. The DJSI World covers the largest 2,500 companies by market capitalization in the Dow Jones Global Index. Only the top 10 per cent of these companies are selected for the DJSI World according to economic, environmental and social criteria. Philips ranked first in the Cyclical Goods & Services market sector and also came out on top in the DJSI STOXXsm index ranking of approximately 600 of Europe's leading companies.

"Companies that pursue sustainable development have, on average, provided a higher return to shareholders than other companies. By measuring a company's economic, environmental and social dimensions we can provide a more complete basis for evaluating shareholder value," said John Prestbo, editor of Dow Jones Indexes. "To be identified as the leader in its sector, Philips had to demonstrate high-caliber governance, knowledge management, environmental performance, human rights policies and other factors. All of these criteria are carefully assessed in selecting companies for the index, and in our view all contribute to the long-term success of a company," he continued.

Philips was measured on 10 economic, 6 environmental and 10 social parameters. The analyzed companies are assigned a sustainability score for each of the three key areas and are ranked accordingly within their industry group. In it's sector Philips was rated highest in corporate governance and measurement systems, and received a 100 per cent rating on its environmental reporting, 92 per cent on its environmental policy and 95 per cent on its product stewardship. Philips also scored higher than the industry average on corporate citizenship and philanthropy, labor practices, and human capital.

"Because we believe that sustainable business must meet the needs of present generations without compromising the ability of future generations, we have made it our priority to integrate economic, social and environmental principles into our business objectives. This isn't just good talk. It's good business too." said Arthur Van der Poel, Chairman of Philips' Sustainability Board. "Being recognized by the

Dow Jones as a category leader, demonstrates that our values and actions as a company have put us on the right path to achieving our goal as a sustainable enterprise."

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 31.8 billion in 2002. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 164,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

For further information:
Jayson Otke
Philips Corporate Communications
Tel.:+31 20 5977215
Email:jayson.otke@philips.com

September 24, 2003

Philips CEO Visits China And Strengthens Cooperation With China

Philips marks 18th anniversary of investment in China, Chinese Premier Wen Jiabao met CEO Kleisterlee

(Sep 24, 2003 - Amsterdam/Beijing) - Royal Philips Electronics marked the 18th anniversary of its investment in China on Wednesday, and to further strengthen its economic and technology cooperation with Chinese government, Gerard Kleisterlee, President and Chief Executive Officer of the world electronics giant, visited China and reiterated Philips full confidence in Chinese market and its resolution to grow together with China in the long run. Chinese Premier Wen Jiabao met with Gerard Kleisterlee today with presences of Mr. Zhang Zhigang Vice Minister of Commerce Department, Jan Oosterveld, CEO of Philips Asia Pacific and David Chang, CEO of Philips China.

Wen spoke highly of the achievements Philips has made in the country, extended appreciation for Philips efforts to increase research and development activities in China and expressed support for the business and technology cooperation between Chinese electronics industry and the multinational company. Wen expected that in the near future China would become the country of largest investment for Philips worldwide.

Briefing Wen on the development and future strategy of Philips, Kleisterlee expressed his determination to further enhance the full-scaled cooperation with China, and reiterated the long-term commitment to China. "We appreciate the endeavors of Chinese government made to keep the economic stability," said Kleisterlee, "a stable currency and economic environment are critical for multinational companies to have long term developments."

"China still maintains rapid growth and has become a focus of world economic development. China is one of the most important markets in our growth strategy, we have full confidence in this market and will go into closer cooperation with China and its electronics industry," Kleisterlee said, "Philips long-term commitment to China is evident not only in our further investment in plants and factories, but also in research and development, and in the substantial resources we dedicated to the development of local managements and establishment of regional operation centers".

In the past 18 years Philips has scored remarkable success in China. Since the first joint venture in China was established in 1985, Philips now counts 30 wholly owned enterprises and joint ventures in the country, employing around 18,000 staff nationwide, with cumulative investment exceeding USD 2.5 billion and total sales reached USD 6.7 billion in 2002.

Adhering to its commitment to China, Philips actively seeks to build extensive and firm cooperation with Chinese partner, and now grows to one of the largest investors in China electronics industry. Recently Philips China was awarded, by China Foreign Invested Enterprises Association, as the only winner of "Extraordinary

Contribution Award of 2002", for recognition of its contribution in the largest turnover and exports among all FIEs in China.

Philips has established 13 research and technology development centers for lighting, Color TV, audio, semiconductors and mobile display system. Meanwhile the electronics giant also works with Chinese government, research institutes and local companies to establish China Standards with aim of bringing the product with Chinese intellectual property to the world market, and contribute to the development of core competencies and competitiveness of Chinese electronics industry.

David Chang, CEO of Philips China said: "We appreciate the great support given to Philips by Chinese government at both central and local levels, and the cooperation from local companies and partners. During the past 18 years, Philips witnessed the huge success of China reforms and rapid growth of Chinese economy. More importantly both sides have developed a trustworthy partnership during this period, and we expect that this relationship will be enhanced to a new stage in the future."

In the coming years Philips considers to further increase its investment in China to enhance Philips China's contribution to the global revenue. Philips will further strengthen the partnership with local companies, with complementary to each other for win-win situation. Kleisterlee said: "Philips expects closer cooperation with Chinese enterprises, we share the responsibility to achieve sustainable growth for Chinese electronics industry and to strengthen the competitiveness of Chinese economy during of process of integrating into world economy."

To take the company forward into a new growth era, Kleisterlee updated top management of Philips China with the evolution of business models of Philips and suggested a three-pronged approach: to increases the pace of innovation in the face of stepped up competitions, to transform from focusing on manufacturing to a more flexible model that emphasizes sales, marketing and a spirit of cooperative competition, to rely on alliances and partnerships to expand the market beyond its boundaries.

During his visit to China, Kleisterlee reviewed the progress of China Strategy project with China management team and clarified the expectations of the Board of Management on the project. He also directed the preparations of the Group Management Committee's visit in November and made sure the purpose of the visit was understood and the target will be reached.

Click to download hires

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 31.8 billion in 2002. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 164,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

For further information:

Andre Manning
Senior Press Officer
Corporate Communications
Tel.:+31 20 5977199
Email:Andre.Manning@philips.com

Denise Sun
Corporate Communications
Tel.:+86-21-63541088-5636
Email:Denise.cs.sun@philips.com

September 25, 2003

Philips Partners with The Wisconsin Heart Hospital to Launch New
State-Of-The-Art Hospital Offering Singular Focus on Cardiovascular Care

Partnership keeps The Wisconsin Heart Hospital on the cutting edge of technology

Royal Philips Electronics (NYSE:PHG, AEX: PHI) today announced that its medical systems division and The Wisconsin Heart Hospital have signed a multi-million dollar, 6-year partnership that will provide The Wisconsin Heart Hospital with best-in-class, highly integrated, customized solutions for cardiovascular care.

Scheduled to open in January 2004, The Wisconsin Heart Hospital will be the leading regional cardiovascular care center in the Milwaukee area featuring a full range of Philips advanced imaging technologies, including computed tomography (CT), magnetic resonance (MR), ultrasound and X-ray angiography equipment. The Wisconsin Heart Hospital is a partnership with Covenant Healthcare, cardiovascular physicians and community investors. In addition, The Wisconsin Heart Hospital will serve as a reference site for medical professionals interested in viewing Philips products and services in a clinical setting.

"Our dedication to cardiovascular care mirrors that of Philips - we want to create a long-term, collaborative partnership that significantly advances treatment for patients in our community," said Norma McCutcheon, CEO, The Wisconsin Heart Hospital. "Working with Philips, we can leverage advanced imaging technologies and services for increased cost-efficiencies and deliver faster diagnoses and, ultimately, better care to patients."

"Philips is honored to partner with The Wisconsin Heart Hospital in their dedication to improving patient care through access to the best technology, an environment of excellence and clinical capabilities," said Jouko Karvinen, president and CEO, Philips Medical Systems. "The foundation of our partnership is the shared vision to create a healthcare model of the future for cardiovascular care."

The World Health Organization estimates that seventeen million people die from cardiovascular disease every year. In addition, according to the American Heart Association, cardiovascular disease is the number one killer in America and claims more lives than the next seven causes of death combined. In an effort to combat this disease and provide patients with the best care possible, healthcare leaders are creating specialty heart hospitals that group advanced imaging and diagnostic technologies under one roof - creating centers of excellence focused solely on cardiovascular care and research. These centers, in collaboration with Philips Medical Systems, are working towards improved patient outcomes, helping professionals research and identify new and better ways to treat cardiovascular disease.

The Wisconsin Heart Hospital is a two-story, 126,000 square foot facility that focuses on comprehensive cardiac and vascular services including surgery, diagnostic imaging, emergency exam department (six rooms), outpatient care (21 rooms), inpatient care (40 rooms), and wellness and preventative medicine programs. It will have a 24-hour emergency room and a charity care policy that is consistent with Covenant Healthcare System, a faith-based not-for-profit health care system with more than 100 years of history. The 60-bed heart hospital will feature four cardiac/ electrophysiology catheterization (cath) labs for immediate cardiac intervention and one peripheral vascular lab with easy access to two operating rooms and the ability to expand to three as needed.

The Wisconsin Heart Hospital will utilize several Philips technologies including X-ray angiography, ultrasound, cath lab systems and CT scanners. These technologies will enable cardiologists to view detailed images of the heart, to reduce radiation exposure for both patient and medical staff and to complete procedures faster. Clinicians use imaging for several electrophysiology and interventional procedures like stent implantation because it provides them information to gain deeper perspective and understanding of the condition of the heart and its functions.

Philips advanced imaging technologies and services will also be used in The Wisconsin Heart Hospital operating room (OR) during cardiac surgery, pacemaker implantation and other surgical procedures as well as outside the OR for diagnostic cardiac imaging, interventional cardiac imaging in stent planning and electrophysiology procedures.

Philips deep knowledge of cardiovascular care and extensive portfolio of best in class diagnostic, imaging and interventional products and services are further bolstered by its Cardiovascular Care Business Team. The Business Team, dedicated to collaborating with cardiologists and leading medical research institutions to develop advanced technologies and services, supports the cardiovascular community in its efforts to deliver effective and efficient patient care to meet both the quality and economic demands of today's healthcare environment. Meeting regularly with its global Advisory Board, the Team strives not only to understand the industry's needs but to help shape the systems of tomorrow to enable better patient diagnosis, treatment and outcome.

On October 4th, the Business Team will sponsor a CME-credited course with Duke University entitled, "The Revolution in Cardiac Imaging: Adapting to the Clinical Mindset." Featuring experts from around the world, the teleconference will provide listeners with information on the importance of cardiac imaging, cost effective testing and integration methods for the clinical practice. Interested parties can find more information about the program, or can register, at http://www.cardiacimaging.tv.

About The Wisconsin Heart Hospital

The Wisconsin Heart Hospital is being created to offer the community quality, cost-efficient cardiovascular patient care that is focused on clinical excellence and patient service. It is a care delivery model that is current with the changing nature of health care, providing patients with quality, convenience, cost-effectiveness and better patient satisfaction. Given the hospital's single focus on cardiovascular care, the physicians will perform interventional procedures that are less invasive and are consistent with the latest technological advances in treatment. This type of treatment will result in a shorter recovery time for patients, reducing expenses and helping patients return to active, productive lives as quickly as possible.

The Wisconsin Heart Hospital will provide concentrated sources of information, care and support, rather than duplicating services, which will lead to efficient and cost-effective care. For more information about The Wisconsin Heart Hospital, go to: www.twhh.org.

About Royal Philips Electronics:

Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of $30.1 billion (EUR
31.8 billion) in 2002. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 164,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol:
PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter/usa/ ATTN Broadcasters: Philips b-roll (via beta copy, fiber transmission and satellite feed), is available 24/7 from PR NEWSWIRE (212-375-0021).

For further information:

Heidi Wilson
Philips Medical Systems
Tel.:+1 978 659 7302
Email:heidi.wilson@philips.com

Jayson Otke
Philips Corporate Communications
Tel.:+31 20 5977215
Email:jayson.otke@philips.com

Ellen Roeder
The Wisconsin Heart Hospital
Tel.:+1 414 778 7800
Email:eroeder@twhh.org

Steve Kelly
Tel.:+1 4254877479
Email:steve.kelly@philips.com

September 26, 2003

Philips to invest Eur 20 million in production site for new television technology

September 26, Amsterdam, (The Netherlands), Boblingen (Germany). Royal Philips Electronics (AEX: PHI, NYSE: PHG) today opened a new production facility for the production of components for the new screen technology LCOS (Liquid Crystal on Silicon) in Boblingen. The investment volume amounts to EUR 20 million. The Boblingen site will produce the first mass-produced high-definition panels for the next generation of televisions to be available throughout the industry.

The new facility plant was opened by Mrs. Edelgard Bulmahn, the German Federal Minister for Research. Mrs. Bulmahn said: "it is only with innovations of this type that we can achieve growth and create attractive high-tech jobs in the long term." For Philips, LCOS is an important step towards a better picture quality, emphasized Ad Huijser, Chief Technology Officer and member of the Board of Management of Royal Philips Electronics. The technology uses the principle of back projection and provides extremely high, flicker-free resolution. Projection TV units with large image diagonals can be made flatter, lighter and more affordable using LCOS. Philips expects demand for LCOS technology to increase rapidly over the next few years.

The new production facility for LCOS panels uses the infrastructure and combined production of the existing chip factory in Boblingen to ensure rapid capitalisation on quality and cost benefits. "We found exactly what we needed here: highly qualified employees, know-how from semiconductor production and excellent contacts to external research establishments," emphasised Huijser. Philips is anticipating a rapid increase in demand for the new projection displays, which are characterised by their efficient light yield and high contrast. They provide realistic, colourful images. The image resolution of 1280 x 768 represents around one million pixels and means it can be integrated into terminals for high-definition television (HDTV). At the same time, it makes texts considerably more legible. This is an important requirement for new services, such as Internet TV. A digital interface also enables a high degree of system integration.

Background information on LCOS:

LCOS consists of a silicon component, a glass plate and an interim layer of liquid crystal. A CMOS-type silicon chip serves as an active matrix and a light-reflecting layer at the same time. An extremely thin film of liquid crystal is inserted between the reflection layer and the glass plate. Unlike the previous, transparent systems used today, the advantage of the reflective LCOS system lies in the fact that the electric control remains concealed behind the image pixels. This means better brightness from the same pixel size, and the pixel grid structure is almost invisible. As the production of LCOS panels is largely based on conventional silicon technology, they can also be manufacturer on standard production lines for chip production. Photo material on the Internet at www.philips.de/medienservice

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 31.8 billion in 2002. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 164,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

For further information:

Andre Manning
Senior Press Officer
Philips Corporate Communications
Tel.:+31 20 5977199
Email:Andre.manning@philips.com

Andreas Parchmann
Press Officer
Philips Germany Corporate Communications Tel.:+ 49 40/2899-2195
Email:Andreas.Parchmann@Philips.com

October 08, 2003

Philips Announces Possible Offering of TSMC Shares

Amsterdam, The Netherlands / Hsinchu, Taiwan, October 8, 2003 - Today, at a board meeting of Taiwan Semiconductor Manufacturing Company Ltd. (TAIEX: 2330,
NYSE: TSM) ("TSMC"), the board of directors approved TSMC sponsoring the conversion of up to 500 million common shares to American depositary shares ("ADSs") on behalf of Royal Philips Electronics ("Philips"). Subject to all necessary regulatory approvals, Philips is considering an offering of up to 500 million common shares, which when converted equate to 100 million ADSs. If such an offering is made, Philips plans to use the proceeds to reduce the level of net debt on the company's balance sheet and for general corporate purposes. Currently, Philips holds approximately 21.5 percent of TSMC shares, which would decline to approximately 19.1 percent if the full 500 million shares were to be placed.

Philips and TSMC highly value their business relationship, through which the two companies share and exchange technology in a joint development agreement in Crolles, France. The two companies also have a manufacturing joint venture in Singapore, known as SSMC. Through its relationship with TSMC, Philips also has access to a strategic supply of wafers, allowing the company to pursue an asset-light strategy in its Semiconductors business.

This consideration of an offering follows on a strategic review of Philips' holding in TSMC that Philips conducted in close collaboration with TSMC. "While we'll remain among the largest shareholders in TSMC for the foreseeable future, we believe that in the long-term our shareholders would benefit most from a gradual and orderly reduction in this holding. We don't expect this offering will affect the strategic relation between the two companies," explained Jan Hommen, Vice Chairman and CFO of Royal Philips Electronics. In commenting on this offering, Ms. Lora Ho, Vice President and CFO of TSMC said: "We have seen a steadfast partnership between Philips and TSMC along the way, and will see it go forward in the long run."

This announcement should not be construed as an offer of any securities for sale. Any offering of ADSs in the United States can only be made in accordance with the requirements of the U.S. Securities Act of 1933.

About TSMC

TSMC is the world's largest dedicated semiconductor foundry, providing the industry's leading process technology and the foundry industry's largest portfolio of process-proven library, IP, design tools and reference flows. The company operates one advanced 300mm wafer fab, five eight-inch fabs and one six-inch wafer fab. TSMC also has substantial capacity commitments at its wholly-owned subsidiary, WaferTech, and its joint venture fab, SSMC. In early 2001, TSMC became the first IC manufacturer to announce a 90-nm technology alignment program with its customers. TSMC's corporate headquarters are in Hsinchu, Taiwan. For more information about TSMC please see www.tsmc.com.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 31.8 billion in 2002. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 164,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

Safe Harbour statement

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and TSMC and certain of the plans and objectives of Philips and TSMC with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and TSMC and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially effect results), tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.

For further information:
Jayson Otke
Philips Corporate Communications
Tel.:+31 20 5977215
Email:jayson.otke@philips.com
J.H. Tzeng
Taiwan Semiconductor Manufacturing Company Ltd.
Tel.:+886-3-6665028
Email:jhtzeng@tsmc.com